Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38080) of Agilent Technologies, Inc. of our report dated June 24, 2013, with respect to the statement of net assets available for benefits of the Agilent Technologies, Inc. 401(k) Plan as of December 31, 2012, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2012, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Agilent Technologies, Inc. 401(k) Plan.

/s/Moss Adams LLP
MOSS ADAMS LLP

Campbell, California
June 24, 2013